EXHIBIT D-4


                               108 FERC P. 61,094
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:  Pat Wood, III, Chairman;
                                  Nora Mead Brownell, Joseph T. Kelliher,
                                  and Suedeen G. Kelly.

Ameren Corporation                               Docket No. EC04-81-000
Dynegy Inc.
Illinova Corporation
Illinova Generating Company
Illinois Power Company


Dynegy Midwest Generation, Inc.                  Docket No. ER04-673-000
Dynegy Power Marketing, Inc.

Dynegy Power Marketing, Inc.                     Docket No. ER04-711-000

             ORDER AUTHORIZING DISPOSITION OF JURISDICTIONAL ASSETS
          AND ACCEPTING POWER PURCHASE AGREEMENTS SUBJECT TO CONDITIONS

                             (Issued July 29, 2004)

1. In this order, we authorize a merger involving Ameren Corporation (Ameren), Dynegy, Inc. (Dynegy), Illinova Corporation (Illinova), and Illinova Generating Company (Illinova Generating) (collectively, the Applicants) under section 203/1/ of the Federal Power Act (FPA)./2/ The section 203 Application also requests that the Commission grant any authorization deemed necessary for Illinois Power to transfer functional control of its transmission facilities to the Midwest Independent Transmission System Operator (Midwest ISO) (the Midwest ISO Transfer).


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    1  16 U.S.C. ss. 824b.

    2  16 U.S.C. ss.ss. 791a - 825r.

Docket No. EC04-81-000                                                     -2-


2. The Commission also accepts for filing the following transactions by Dynegy Midwest Generation, Inc. (Dynegy Midwest) and Dynegy Power Marketing, Inc. (Dynegy Power) under section 205/3/ of the FPA: 1) a rider to an existing power purchase agreement between Dynegy Midwest and Illinois Power (the Interim PPA Rider); 2) a power purchase agreement between Dynegy Power and Illinois Power (the Base PPA); and, 3) a second power purchase agreement between Dynegy Power and Illinois Power (the Memorandum PPA).

3. Finally, the Commission accepts for filing a market-based Power Purchase Agreement (the Interim PPA) filed by Dynegy Power under section 205 of the FPA and proposed to go into effect only if the sale of Illinois Power to Ameren in Docket No. EC04-81-000 is not completed by December 31, 2004.

4. The Commission's actions in accepting the section 203 Application and PPAs will benefit customers by providing for continued service from the jurisdictional facilities at just and reasonable rates. Moreover, the Illinois Power sale and the transfer of its transmission assets resulting from the section 203 Application will promote the Commission's objective of establishing regional power markets. It will benefit customers by filling a transmission void in the Midwest ISO./4/

I.  BACKGROUND
    ----------

    A.  DESCRIPTION OF THE APPLICANTS
        -----------------------------

5. Ameren is a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA)./5/ According to the Application, Ameren does not directly own or operate any facilities subject to the Commission's jurisdiction and does not own any significant assets other than the stock of the following subsidiaries:

    o AmerenCILCO - an Illinois corporation, wholly-owned by Ameren, provides retail electric service to approximately 205,000 customers in central


----------
    3  16 U.S.C. ss. 824d.

    4  Section 203 Application at 4.

    5  15 U.S.C. ss.ss. 79, et seq.

Docket No. EC04-81-000                                                     -3-


        and east central Illinois. Its retail operations are subject to the jurisdiction of the Illinois Commerce Commission (ICC). AmerenCILCO owns approximately 36 MW of generating capacity at three facilities in Illinois, and it owns approximately 331 circuit miles of electric transmission lines and 8,901 miles of electric distribution lines. It is interconnected with Commonwealth Edison Company, Illinois Power, AmerenCIPS, and the Springfield City Water, Light and Power Department.

    o AmerenCIPS - an Illinois corporation, wholly-owned by Ameren, provides retail electric service to approximately 325,000 customers and natural gas service to approximately 170,000 customers in central and southern Illinois. Its retail operations are subject to the jurisdiction of the ICC, and its provision of electric energy and capacity to retail customers is subject to the Illinois Customer Choice Law./6/ AmerenCIPS owns approximately 1,916 circuit miles of electric transmission lines and approximately 13,324 circuit miles of electric distribution lines. AmerenCIPS and its affiliate AmerenUE operate a single control area and provide open access transmission service on a single-system basis under their joint Open Access Transmission Tariff. They are interconnected with 23 control areas. AmerenCIPS has a market-based rate tariff on file with the Commission.

    o AmerenUE - a Missouri corporation, wholly-owned by Ameren, provides retail electric service to approximately 1.2 million customers and natural gas service to approximately 130,000 customers in central and eastern Missouri and west-central Illinois. Its retail operations are subject to the jurisdiction of the Missouri Public Service Commission (MoPSC) and the ICC. AmerenUE owns approximately 7,961 MW of generating capacity at nine power plants in Missouri and Illinois. It owns approximately 3,230 circuit miles of electric transmission lines and 32,596 circuit miles of electric distribution lines.

    o AmerenEnergy Resources Company (AER) - an Illinois corporation, wholly-owned by Ameren, AER conducts Ameren's generation and wholesale merchant function (with the exception of wholesale sales made directly


----------
     6 The Illinois Customer Choice and Rate Relief Law of 1997, 220 Ill. Comp. Stat. Ann. 5/16-101 (2004).

Docket No. EC04-81-000                                                     -4-


        by the Ameren Operating Companies).

    o AmerenGenerating Company (AEG) - wholly-owned by AER, AEG owns approximately 4,754 MW generating capacity at power plants located in Missouri and Illinois.

    o Electric Energy, Inc.(EEInc) - jointly owned by four parties, AER (20 percent), AmerenUE (40 percent), Illinova Generating (20 percent) and LG&E Corporation's Kentucky Utilities (20 percent), EEInc owns and operates a six-unit coal-fired generating facility with a capacity of approximately 1,014 MW in Joppa, Missouri (the Joppa Facility). Through a wholly-owned subsidiary, EEInc owns and operates two combustion turbines of approximately 72 MW also located at the Joppa Facility.

6. Dynegy Inc. is an Illinois corporation and an exempt holding company under PUHCA. Through its subsidiaries, Dynegy is engaged in the gathering, processing, marketing and distribution of natural gas and natural gas liquids, as well as the generation, marketing, transmission and distribution of electric power. The following subsidiaries are relevant to the Application:

    o Dynegy Midwest Generation (Dynegy Midwest) - an Illinois corporation and indirect wholly-owned subsidiary of Dynegy, owns and operates eight fossil fuel generating facilities, with an aggregate generating capacity of 3,812 MW located entirely within Illinois Power's control area. Dynegy Midwest has blanket authorization to make wholesale sales of capacity and energy at market-based rates.

    o Illinova Corporation - an Illinois corporation and wholly-owned subsidiary of Dynegy, Illinova is an exempt holding company under PUHCA. It does not directly own, operate or control any facilities used for the generation, transmission or distribution of electric energy and power in interstate commerce. It is the parent of Illinois Power and Illinova Generating.

    o Illinois Power Company (Illinois Power) - a direct wholly-owned subsidiary of Illinova, Illinois Power is an electric and natural gas public utility that owns and operates electric transmission and distribution facilities and natural gas distribution facilities in central and southern Illinois. Illinois Power provides retail electric service to approximately 600,000 customers and retail natural gas distribution service to approximately 415,000 customers located in northern, central and southern Illinois. Its retail operations are subject to ICC jurisdiction. Illinois Power also transmits electric energy at wholesale, subject to the Commission's jurisdiction, and it provides unbundled retail transmission service. Illinois Power owns

Docket No. EC04-81-000                                                     -5-


        approximately 1,672 circuit miles of electric transmission lines, 17 transmission-only substations, six transmission substations with distribution facilities, 41 distribution substations with transmission facilities and approximately 37,765 circuit miles of electric distribution lines. Following consummation of the transaction, Illinois Power will continue to operate as a single control area.

    o Illinova Generating Company - a direct wholly-owned subsidiary of Illinova, Illinova Generating owns 20 percent of EEInc.

    o Dynegy Power Marketing (Dynegy Power) - an indirect wholly-owned subsidiary of Dynegy, Dynegy Power has Commission authorization to sell capacity and energy at market-based rates. It has the exclusive right to market all of the capacity and energy produced by the Dynegy Midwest units not sold to Illinois Power under the existing power purchase agreements.

    B.   THE SECTION 203 APPLICATION - DOCKET NO. EC04-81-000
         ----------------------------------------------------

7. The section 203 Application seeks approval for the transfer of jurisdictional facilities associated with: 1) the sale from Illinova to Ameren of all of the outstanding common shares and approximately 73 percent of the preferred shares of Illinois Power, a public utility serving retail customers in Illinois and also serving wholesale customers (collectively, the IP Shares); and 2) the sale from Illinova Generating to AmerenEnergy Resources Company (AER), a direct wholly-owned subsidiary of Ameren, of Illinova Generating's 20 percent interest in Electric Energy, Inc. (the EEInc Shares). The jurisdictional facilities include transmission lines, substations and transformers. The Applicants request that the Commission approve the sale of the IP Shares to Ameren and the EEInc Shares to AER (collectively, the IP Sale) effective on the date of the IP Sale.

8. In addition to the IP Sale, Ameren seeks Commission authorization for Illinois Power to transfer functional control of its transmission facilities to the Midwest ISO under section 203 of the FPA. The Applicants state that Illinois Power intends to join the Midwest ISO "within a reasonable time" after the Commission approves the IP Sale and the MISO Transfer and accepts the PPAs filed under section 205. Applicants state that they wish to close the IP Sale as soon as possible, "ideally in the third quarter of 2004," and that a Commission order approving the merger on or before July 28 is necessary to close on this

Docket No. EC04-81-000                                                    -6-


timetable./7/

    C.   THE APRIL 2 SECTION 205 APPLICATION - DOCKET NO. ER04-673-000
         -------------------------------------------------------------

9. Contemporaneously with the section 203 Application, Ameren Corporation - on behalf of the Applicants - filed, pursuant to section 205 of the FPA certain agreements intended to replace three existing power purchase agreements: 1) the Original Power Purchase Agreement through which Illinois Power purchases its power supply from Dynegy Midwest; 2) the Negotiated Tier 1 Memorandum amending the Original Power Purchase Agreement's price terms; and, 3) the Negotiated Tier 2 Memorandum, which provides additional capacity and energy under terms contemplated by the Original Power Purchase Agreement.

10. The Original Power Purchase Agreement will expire on December 31, 2004, and immediately following the IP Sale to Ameren, Dynegy Power and Illinois Power will enter into the Base PPA and Memorandum PPA to replace the Existing Power Purchase Agreements. The Base PPA will begin on the later of January 1, 2005, or the closing of the IP Sale. It calls for Dynegy Power to sell to Illinois Power:
1) 2,300 MW of firm capacity October through April, and 2) 2,800 MW of firm capacity from May through September. Furthermore, Dynegy Power will provide to Illinois Power all of its energy and ancillary services needs that are not met by third parties. The Memorandum PPA, also set to begin on the later of January 1, 2005, or the closing of the IP Sale, states that Dynegy Power will sell to Illinois Power 300 MW of firm capacity in 2005 and 150 MW of firm capacity in 2006.

11. However, if the IP Sale closes before January 1, 2005, Dynegy Midwest will continue to supply capacity, energy, and ancillary services to Illinois Power from the date of closing of the IP Sale through December 31, 2004, under the terms of the Existing Power Purchase Agreements, as modified by the Interim PPA Rider. This will prevent a gap in Illinois Power's power supply. According to the Interim PPA Rider, dispatch control of the Dynegy Midwest units is with Dynegy Midwest rather than Illinois Power (which will no longer be a Dynegy Midwest affiliate). The Interim PPA Rider does not change the pricing and only amends those sections of the Original Power Purchase Agreement necessary to remove from Illinois Power any control over dispatch of Dynegy Midwest's units, except when necessary to preserve grid reliability.


----------
    7  Section 203 Application at 5.

Docket No. EC04-81-000                                                    -7-


12. In addition, immediately after the closing of the IP Sale, Illinois Power and Dynegy Midwest will enter into a Black Start Agreement taking effect as of the date of the closing of the IP Sale and continuing through December 31, 2006. Under the Black Start Agreement, Dynegy Midwest will provide Illinois Power black start service, which is energy needed to re-energize the transmission grid in the event of a widespread failure.

13. Two of the Applicants, Dynegy Midwest and Dynegy Power, request that the Commission grant them authorization, effective January 1, 2005, to sell ancillary services at market-based rates in accordance with the conditions for such sales set forth by the Commission in Avista Corporation./8/ In particular, Dynegy Midwest and Dynegy Power state that they will "establish an Internet-based OASIS-like site for providing information about and transacting ancillary services."/9/

    D.   THE APRIL 2 SECTION 205 APPLICATION - DOCKET NO. ER04-711-000
         -------------------------------------------------------------

14. On April 2, 2004, Dynegy Power filed the Interim PPA between Dynegy Power and Illinois Power. According to Dynegy, this agreement will take effect on January 1, 2005, but only if the sale of Illinois Power does not close by the end of the year. Dynegy Power states that the Interim PPA pricing terms are identical to the Base PPA and that it is intended to fill a gap in Illinois Power's power supply if the sale of Illinois Power has not occurred by January 1, 2005. Additionally, Dynegy Power will provide reserve sharing services to Illinois Power in order for Illinois Power to remain in compliance with its reliability agreements.

II.  NOTICES AND INTERVENTIONS
     -------------------------

15. Notice of the section 203 Application and the contemporaneous section 205 filings was published in the Federal Register,/10/ with comments, protests, and interventions due on or before May 10, 2004./11/ Timely motions to intervene raising no substantive issues were filed by: Clay Electric Cooperative; the


----------
    8  87 FERC P. 61,223, order on reh'g, 89 FERC P. 61,136 (1999).

    9  Contemporaneous section 205 Application at 18.

    10 69 Fed. Reg. 18,069 (2004).

    11 On April 12, 2004, Citizens Electric Corporation and Missouri Joint Municipal Electric Utility Commission filed a motion for extension of time, and on April 16, 2004, the Commission issued an order denying the motion.

Docket No. EC04-81-000                                                    -8-


Coalition of Retail Suppliers (Direct Energy Marketing Inc., MidAmerican Energy Company, and Peoples Energy Services Corporation); Constellation Power Source, Inc. (CPS) jointly with Constellation NewEnergy, Inc. (CNE); Edison Mission Energy (EME) jointly with Edison Mission Marketing & Trading, Inc. (EMMT) and Midwest Generation EME, LLC; FirstEnergy Service Company (FirstEnergy); the ICC; the Midwest Independent Transmission System Operator, Inc. (Midwest ISO); Northern Indiana Public Service Company (NIPSCO); Wabash Valley Power Association, Inc. (Wabash). In addition, the Wisconsin Public Service Company (Wisconsin Electric) filed a motion to intervene out-of-time raising no substantive issues. The Illinois Municipal Electric Agency (IMEA) filed a timely motion to intervene and comments in support of the applications. Timely motions to intervene with comments or protests were filed by: Archer-Daniels-Midland Company (ADM); Aquila Merchant Services, Inc. (Aquila); Citizens Electric Corporation (Citizens) jointly with Missouri Joint Municipal Electric Utility Commission (MJMEUC);/12/ Exelon Corporation (Exelon); the Illinois Industrial Energy Consumers (IIEC); the Missouri Industrial Energy Consumers (MIEC); the Missouri Office of the Public Counsel (MOPC); Southwestern Electric Cooperative, Inc. (Southwestern); City Water Light & Power of the City of Springfield, Illinois (CWLP);/13/ and Soyland Power Cooperative, Inc. (Soyland).

16. In addition to the motions to intervene and comments, a number of motions seeking to file answers and other responsive pleadings have been filed: the Applicants filed a motion for leave to submit an answer and an answer; MIEC filed a motion for leave to file a response and a response in support of the protest of the MOPC; Citizens/MJMEUC filed a reply to Applicants' answer, as well as an answer to the Applicants' motion for continued confidentiality; and Aquila filed opposing Applicants' motion for leave to submit an answer; in the alternative, Aquila sought leave to file and submitted an answer to the Applicants' answer.

----------
    12 Citizens filed a motion withdrawing its participation in the joint pleadings with MJMEUC on July 9, 2004. Trans-Elect, Inc. also withdrew its motion to intervene on May 26, 2004.

    13 CWLP filed a motion withdrawing its protest but not its intervention on July 27, 2004.

Docket No. EC04-81-000                                                    -9-

PROCEDURAL MATTERS
------------------

17. Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure,/14/ the notices of intervention and timely, unopposed motions to intervene serve to make the entities that filed them parties to this proceeding. Additionally, Rule 213(a)(2) of the Commission's Rules of Practice and Procedure/15/ prohibits an answer to a protest unless otherwise ordered by the decisional authority. We will accept the Applicants' answer and the other answers and responsive pleadings, as they have provided information that assisted us in our decision-making process. The Commission will also grant Wisconsin Electric's unopposed motion to intervene out-of-time due to the early stage of the proceedings and the fact that its participation at this point will not harm other parties.

III.  THE SECTION 203 APPLICATION - DOCKET NO. EC04-81-000
      ----------------------------------------------------

18. Section 203(a) of the FPA provides that the Commission must approve a disposition of facilities if it finds that the disposition "will be consistent with the public interest."/16/ The Commission's analysis under the Merger Policy Statement of whether a disposition is consistent with the public interest generally involves consideration of three factors: 1) the effect on competition;
2) the effect on rates; and 3) the effect on regulation./17/ As discussed below, we will approve the proposed disposition of jurisdictional facilities as consistent with the public interest.

    A.  EFFECT ON COMPETITION
        ---------------------


----------
    14  18 C.F.R. ss. 385.214 (2004).

    15  18 C.F.R. ss. 385.213(a)(2)(2004).

    16  16 U.S.C. ss. 824 (2004).

    17 Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs., Regulations Preambles July 1996-December 2000 P. 31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC P. 61,321 (1997) (Merger Policy Statement); see also Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, 65 Fed. Reg. 70,984 (2000), FERC Stats. & Regs., Regulations Preambles July 1996-December 2000 P. 31,111 (2000), order on reh'g, Order No. 642-A, 66 Fed. Reg. 16,121
(2001), 94 FERC P. 61,289 (2001).

Docket No. EC04-81-000                                                   -10-


19. Applicants analyze the effect of the proposed merger on relevant wholesale energy and capacity markets. Applicants define non-firm energy, short-term capacity, long-term capacity and ancillary services as the relevant products. They conclude that the merger will not adversely affect competition for these products in the relevant geographic markets.

         i.   ANCILLARY SERVICES AND LONG-TERM CAPACITY
              -----------------------------------------

20. Applicants do not formally analyze the effect on competition in relevant ancillary services markets. They note that the Commission requires analysis of such markets where the relevant data are available but state that the data are not available. Applicants' witness, Mr. Rodney Frame, states that he would not expect the transaction to adversely affect competition in ancillary services markets because: 1) there is a relatively small amount of generation being transferred to Ameren; 2) other market participants have not historically relied upon Ameren or EEInc for ancillary services; and 3) Dynegy will continue to be a potential supplier of ancillary services in the relevant markets, so the transaction does not eliminate a competitor in those markets.

21. Applicants state that the transaction will not harm competition in long-term capacity markets. They note that the Commission has determined that absent entry barriers, including control of generation sites or key inputs, long-term capacity markets are competitive. They argue that they do not control any key facilities that could be used to block entry.

         ii.  NON-FIRM ENERGY AND SHORT-TERM CAPACITY MARKETS
              -----------------------------------------------

22.  Applicants provide an Appendix A analysis using the Delivered Price Test
(DPT) to analyze the effect of the proposed merger on non-firm energy and short-term capacity. Applicants analyze six destination markets: Ameren and CILCO, where Ameren is the traditional integrated supplier; CWLP, Southern Illinois Power Cooperative (SIPCO), and ComEd, which are directly interconnected with both Ameren and Illinois Power; and Illinois Power, where Dynegy and EEInc own generation.

23. Applicants analyze the effect of the proposed merger on both Economic Capacity (EC) and Available Economic Capacity (AEC) in the relevant geographic markets using the DPT. They evaluate conditions assuming market prices ranging from $20 per MWh in the shoulder off-peak to $100 per MWh in the summer super peak. The prices are based on a review of estimated forward prices in a multi-region production cost model.

24. Applicants attribute the capacity associated with the Base PPAs to the seller, Dynegy. They argue that the contracts do not confer operational control on the buyer, Illinois Power. They state that Dynegy controls which generation

Docket No. EC04-81-000                                                   -11-


sources will be used to meet its obligation to provide capacity and energy to Illinois Power under the PPAs.

25. Applicants use First Contingency Incremental Transfer Capability (FCITC)/18/ as the measure of transmission availability in the DPT. Applicants also perform sensitivity analyses using Available Transfer Capability (ATC) posted on transmission providers' OASIS sites. Applicants argue that FCITC is the better measure of transmission availability because many of the posted ATC values are zero, which could be inaccurate because it does not show the amount of transmission capacity that might be available for future commercial transactions when Ameren and Illinois Power join the Midwest ISO. Applicants conclude that using ATC would distort the analysis, given that both Ameren and Illinois Power will be in the Midwest ISO by the time of the merger consummation./19/ Applicants also include simultaneous transfer limits on certain transmission interfaces. Applicants allocate the scarce transmission on a pro rata basis.

26. Applicants analyze three scenarios to reflect changing contractual positions between 2004 and 2006: 1) pre-2006; 2) post-2005; and 3) United States Enrichment Corporation (USEC) Load./20/ Applicants state that the pre-2006 scenario is most relevant for the time period through December 31, 2005, when existing arrangements for the output of the Joppa Facility are in effect. Under those arrangements, the output from the Joppa Facility is delivered to the control areas of the respective owning parties under long-term grandfathered transmission arrangements, and those arrangements are reflected in Applicants' analysis. The post-2005 scenario reflects market conditions after the expiration of the long-term grandfathered transmission arrangements. In that scenario, Applicants assume the Joppa Facility capacity is in the Ameren control area. In the USEC Load scenario, Applicants define the combined EEInc and Tennessee


----------
    18 Applicants' Witness, Mr. David A. Whitely, explains that "FCITC is a measure of the ability of the transmission system to transfer power from a source to a sink for a given set of base case conditions such that there would be no constraints: (i) with all facilities in service; or (ii) when the most limiting single contingency occurs." Whitely testimony at 19.

    19  Frame Testimony at 53.

    20 The third scenario is named for the USEC's Gaseous Diffusion Plant, which is located in Paducah, Kentucky. Applicants explain that the USEC's Paducah plant is the only load that can be served directly by the EEInc control area, and this plant can be served either from the TVA or EEInc control area.

Docket No. EC04-81-000                                                   -12-


Valley Authority (TVA) control areas as a relevant geographic market and analyze the effect on competition in that market.

         iii.  DPT RESULTS
               -----------

27. Applicants report no failures of the Competitive Analysis Screen for EC or AEC for the pre-2006 scenario. For the post-2005 scenario, Applicants report screen failures for EC in the Ameren control area for all seasons/load levels, for both the base case and ATC sensitivity case. For the base case, the Ameren market is highly concentrated for all season/load levels (HHI ranging from 3,251 to 3,799), with merger related-changes in HHI ranging from 117 to 143 HHI. Applicants also report screen failures for AEC in the Ameren market for the base case in off-peak for all seasons. For the ATC sensitivity case in the Ameren market, Applicants report screen failures for AEC in the summer and spring/fall off-peak, and all load levels in the winter. There are no screen failures for EC or AEC in any other markets. Applicants state that the results for the ATC sensitivity have only minor differences. Applicants report no screen violations for the USEC Load scenario.

28. Applicants propose to offer 125 MW of capacity and energy from the Joppa Facility ("Divested" Joppa Power) through a competitive bidding process to mitigate the harm to competition indicated by the screen failures in the Ameren market. Applicants state that the proposed sale would eliminate any harm to competition, because it would reduce their ability and incentive to withhold capacity from the market. Because the purchaser of the 125 MW of capacity would have the right to the first 125 MW of output from the Joppa Facility, Ameren would only have an additional 78 MW of capacity from which it could withhold output (203 MW of additional capacity from the transaction minus the 125 MW committed to the buyer). Applicants conclude that, with this mitigation, there is little incentive for Ameren to withhold output in order to increase prices. Applicants commit that the owner of the remaining 20 percent (i.e., EEInc/KU) will be able to receive up to 20 percent of the output of the Joppa Facility. Applicants' proposed mitigation would begin on January 1, 2006 and continue until the earliest of: 1) the date when Applicants increase transmission capacity enough to offset the competitive harm indicated by the screen failures;
2) the date when Applicants make a showing to the Commission that they should no longer be subject to mitigation; or 3) April 30, 2009./21/


----------
    21  Testimony of Craig D. Nelson, Application, Appendix 6 at 6.

Docket No. EC04-81-000                                                   -13-


PROTESTS
--------

29. Aquila and ADM argue that the capacity sold to Illinois Power by Dynegy Power under the New PPAs should be attributed to Illinois Power post-merger in the Appendix A analysis, rather than to Dynegy Power. Aquila argues that the capacity and energy under the Base PPA are not available to mitigate attempts by Ameren to exercise market power, so it must be attributed to Ameren in the post-merger analysis.

30. MJMEUC argues that Applicants' analysis of AEC for the post-2005 scenario incorrectly accounts for Dynegy's obligations to Illinois Power under the PPAs. They state that because Dynegy's obligations to provide capacity and energy do not expire until the end of 2006, Applicants' assumption that Dynegy capacity is free to compete in the relevant markets in the post-2005 scenario is not correct, and that Applicants should assign that capacity to Ameren in the post-2005 scenario.

31. Aquila argues that Applicants' use of FCITC rather than ATC as the measure of transmission availability in the DPT overstates the actual transmission import capabilities into the relevant markets, thus understating the competitive effects of the merger. It also argues that Applicants overstate the amount of competing supply by including 4,107 MW of capacity from independent power producers in the analysis that Ameren stated, in Docket No. EC03-53, were inadequate to provide AmerenUE with firm network capacity.

32. ADM argues that the Base PPA will adversely affect competition by eliminating a competitor from a market that has very few competitors. MJMEUC asserts that Applicants' analysis may not be complete, because there may be tolling agreements, strategic alliances and/or joint ventures involving Ameren, and the related capacity was not attributed to Ameren in Applicants' analysis.

33. Aquila states that Applicants should define the relevant geographic market as the entire post-merger market (Ameren and Illinois Power) rather than analyzing the individual control areas. Aquila's witness, Dr. Craig Roach, contends that merger-related changes in concentration would be greater in the broader market, because all of Ameren's control areas are directly interconnected and geographically adjacent.

Docket No. EC04-81-000                                                   -14-


34. Aquila argues that the 700 MW of capacity associated with the requests for proposals (RFPs) should be attributed to Illinois Power in Applicants' Appendix A analysis because it is not clear who will be the winner, or whether non-affiliates can effectively compete in the RFP process./22/

35. A number of protesters raise questions regarding Applicants' proposed mitigation. Aquila argues that Applicants' proposed sale of capacity should be to a non-affiliate. Aquila and MJMEUC state that a sale to Illinois Power, for example, would not fix the transaction's harm to competition because the Ameren family would retain control of the output from the Joppa Facility. MJMEUC argues that Applicants' assertion that the mitigation should end upon the completion of sufficient transmission expansion runs afoul of the Commission's finding in OG&E,/23/ where it says that applicants must show that they did not already plan to upgrade the transmission, in order for the upgrade to be considered market power mitigation. MJMEUC also argues that the mitigation may end too soon because Applicants' choice of the date April 30, 2009 is arbitrary.

APPLICANTS' RESPONSE
--------------------

36. In response to MJMEUC's concern about other possible arrangements that are not included in the analysis,/24/ Applicants state that neither Illinois Power nor any subsidiary of Ameren is a purchaser under any tolling agreement, strategic alliance and/or joint venture that provides them any right to control or receive electric capacity or energy that was not attributed to Ameren in the Appendix A analysis./25/


----------
    22 Illinois Power will conduct an RFP process during 2004 for 400 MW of baseload capacity and energy and 300 MW of peaking capacity and energy to be provided in 2005 and 2006. Testimony of Rodney Frame at p. 24.

    23 Citing Oklahoma Gas and Electric Company and NRG McClain LLC (OG&E), 105 FERC P. 61,297 (2003) at P. 32.

    24  MJMEUC at 16.

    25  Ameren Answer at 19.

Docket No. EC04-81-000                                                   -15-


37. Applicants state that the Commission's regulations provide that generation capacity should be assigned under an Appendix A analysis to the "party that has authority to decide when generation resources are available for operation."/26/ They argue that the very purpose of a market power analysis is to determine whether an entity could withhold generating capacity and energy from the marketplace, thus artificially driving up the price for energy or capacity. Applicants conclude that a firm delivery obligation to a purchaser - absent additional contractual rights not present here - does not provide that purchaser the ability to withhold capacity and energy that might give rise to market power concerns, and such arrangements do not provide a basis for attributing ownership or control of capacity to a purchaser./27/ Applicants further argue that because Dynegy Midwest is free to sell energy from any of the Dynegy Midwest units to any purchaser, as long as Dynegy Power also is able to meet its capacity, energy, and ancillary services obligations to Illinois Power, Dynegy Power will be the party with the authority to decide when the Dynegy Midwest resources are available for operation. They conclude that the merger will not result in Illinois Power having any ability to withhold any Dynegy Midwest capacity or energy from the market in an effort to drive up market prices or otherwise harm competition.

38. Applicants assert that the use of FCITC values as a proxy for transmission import capability into destination markets is appropriate and consistent with Commission precedent. They cite to previous section 203 cases before the Commission where applicants have used FCITC values instead of or in addition to ATC values./28/ They argue that FCITC values indicate the level of available energy transmission capability over a transmission system better than do ATC values in this case, due to the pending Midwest ISO participation by Illinois Power. They also note that Mr. Frame conducted sensitivity analyses using ATC values, resulting in HHI increases often lower than when using FCITC values and, in most cases, the change in market concentration was essentially the same when


----------
    26  Applicants' Answer at 9, citing 18 CFR ss. 33.3(c)(4)(i)(A) (2003).

    27  Applicants' Answer at 9.

    28 Citing Ameren Services Co., 101 FERC P. 61,202 (2002); Western Resources, Inc., 86 FERC P. 61,312 (1999); and WPS Resources Corp., 83 FERC
P. 61,196 (1998).

Docket No. EC04-81-000                                                   -16-


using ATC rather than FCITC measures./29/

39. Applicants contend that there is no inconsistency between their position toward the independent power producer capacity in the present matter and Ameren's position in the AmerenUE Pinckneyville-Kinmundy proceedings./30/ They state that those proceedings involve AmerenUE acquiring the rights to firm network resources to serve growing native load (particularly, growing residential and commercial load) based on the wishes of its state regulatory commission, whereas an Appendix A analysis, by its very nature, focuses on energy markets. Applicants assert that an Appendix A analysis looks at what energy could be supplied in order to defeat any efforts to exert market power. /31/

40. Applicants state that they have properly treated the 700 MW under RFPs in 2005 and 2006 in their Appendix A analysis. Contrary to Aquila's claim that control of that capacity should be attributed to Illinois Power, they state that the RFPs seek non-dispatchable must take/must deliver agreements that will clearly give operational control of the capacity to the sellers, not Illinois Power.

41. Applicants state that the Ameren and Illinois Power control areas are each relevant geographic markets, rather than the entire post-merger market (Ameren and Illinois Power), as suggested by Aquila. They state that using the control area as the relevant market is consistent with Commission policy. If they did analyze the broader market, the result would be a lower concentration level and a smaller change in concentration, because Ameren's increase in capacity would be proportionately smaller./32/

COMMISSION DETERMINATION
------------------------

42. The Commission finds that the combination of generation assets resulting from the proposed transactions, as conditioned, will not harm competition. We base this determination principally upon the fact that the transaction does not eliminate a competitor. The firm being acquired in this transaction, Illinois Power, purchases all of its power and, accordingly, is not a competitor for


----------
    29  Id. at 17.

    30 See Ameren Energy Generating Company and Union Electric Company d/b/a Ameren UE, Docket No. EC03-53-000, 108 FERC P. 61,081, issued contemporaneously.

    31  Applicants' Answer at 18.

    32  Ameren Answer at 29.

Docket No. EC04-81-000                                                   -17-


sales in the relevant wholesale electricity markets. Illinois Power's supplier, Dynegy, will remain a viable competitor after the transaction. We address the specific issues raised by protestors below.

43. We reject MJMEUC's assertion that there may be "tolling agreements, strategic alliances and/or joint ventures" involving Ameren whose capacity was not attributed to Ameren in the Appendix A analysis. MJMUEC has provided no evidence such arrangements exist, and Applicants have stated that there are none./33/

44. We reject Aquila's and ADM's arguments that Applicants have not properly accounted for the PPAs in their analysis of the effect on competition. As we stated in Order No. 642, "If contracts do not confer operational control over the generation resources to the purchaser then the capacity should be attributed to the seller."/34/ Here, Applicants have shown that Dynegy, not Illinois Power, controls the capacity associated with the contracts. If Illinois Power elects not to take all of the capacity to which it is entitled, Dynegy is free to sell that output elsewhere; Illinois Power cannot direct that the capacity be withheld from the market. In fact, the PPAs keep a viable competitor - Dynegy - in the marketplace, while providing for Illinois Power's capacity needs. Applicants have properly accounted for the capacity in their analysis.

45. Likewise, the Commission finds that Applicants have properly accounted for transmission availability in their analysis. They have used both FCITC and ATC in various scenarios, and the results were substantially the same. The Commission encourages applicants to perform tests of the sensitivity of their results to changes in critical parameters. Because perfect data are not always available for estimating transmission availability, the use of both FCITC and ATC helps to provide a more complete picture of the market structure.

46. The Commission agrees with MJMEUC's position that the Applicants should assign control of the Joppa Facility capacity to Ameren in the analysis of AEC for the post-2005 scenario. This is a reasonable way to model market conditions, because assigning control of the 218 MW additional Joppa capacity to Ameren


----------
    33  Id. at 19.

    34 See Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, 65 Fed. Reg. 70,983 (2000), FERC Stats. & Regs., Regulations Preambles July 1996-December 2000 P. 31,111 (2000), order on reh'g, Order No. 642-A, 66 Fed. Reg. 16,121 (2001), 94 FERC P. 61,289 (2001).

Docket No. EC04-81-000                                                   -18-


would indeed result in screen failures for AEC in off-peak periods. However, Applicants have already identified screen failures for those periods in the post-2005 analysis of AEC in the Ameren market. They have proposed mitigation that addresses the harm to competition indicated by those screen failures and would also address the screen failures resulting from an assignment of the Joppa capacity to Ameren. We discuss the mitigation below.

47. The Commission agrees with Applicants that there is no inconsistency between the position taken toward the independent power producer capacity by Applicants in this proceeding and the position taken by Ameren in the AmerenUE Pinckneyville-Kinmundy proceeding. The Competitive Analysis Screen focuses on energy and short-term capacity markets by using the DPT. The DPT considers all resources that could compete in the relevant geographic market for those products, subject to allocating scarce transmission availability. It identifies those competitors that could respond to a price increase in the relevant market. The AmerenUE Pinckneyville-Kinmundy transaction involves the purchase of a different product, long-term capacity, which the DPT does not consider. We would not expect all resources modeled in the DPT to be suitable for a long-term capacity purchase such as the one in that case.

48. The Commission finds that Applicants' Appendix A analysis treats properly the 700 MW under RFPs in 2005 and 2006. Given that the RFPs seek non-dispatchable "must take/must deliver" agreements, we agree with Applicants that the sellers will have operational control of the capacity; thus, the capacity should not be assigned to Ameren in the post-merger scenarios. Moreover, we have no basis to conclude that an affiliate of Illinois Power will be the winner of the competitive solicitation and no intervenor has shown that it will. However, we agree with Aquila that it is critical that non-affiliates be able to effectively compete in the RFP process. Applicants have committed to an open and transparent competitive solicitation process for the 700 MW PPAs in question. We rely on that commitment in our finding that Applicants have properly analyzed the effect of the merger on competition, and we find this process to be consistent with the Commission's order in Ameren Energy Generating Company and Union Electric Company d/b/a Ameren UE, Docket No. EC03-53-000, issued contemporaneously./35/

49. With respect to the Applicants' proposed mitigation, the Commission finds that Applicants' proposed capacity sale from the Joppa Facility, as modified


----------
    35 The Ameren case in Docket No. EC03-53-000 is an order on an Initial Decision, and it establishes the elements of what the Commission considers to constitute an open and transparent competitive solicitation process.

Docket No. EC04-81-000                                                   -19-


below, mitigates the harm to competition indicated by the screen failures. The Joppa Capacity Sale limits Ameren's ability to withhold capacity from the market. However, we agree with Aquila that Applicants' proposed capacity sale would not adequately mitigate the transaction's effect on competition if the capacity were sold to an affiliate. While Applicants commit that the Divested Joppa Power will not be sold by AEM to AmerenUE or AmerenCIPS, they do not preclude selling it to another affiliate, Illinois Power. The purpose of this mitigation is to remove control of a sufficient amount of capacity from the Ameren corporate family to offset the harm to competition indicated by the screen failures. Shifting control of the capacity to an affiliate would not sufficiently restore competition in the relevant market. Therefore, we require that the Divested Joppa Power not be sold to any Ameren affiliate.

50. In addition, MJMEUC raises valid concerns regarding the duration of the mitigation. MJMEUC also argues that, consistent with OG&E, Ameren must show that any transmission upgrade was not already planned in order to serve as mitigation. MJMEUC asserts that the proposed termination date of the mitigation, April 30, 2009, is arbitrary and could result in the harm to competition not being sufficiently mitigated./36/ We will require that the mitigation be in place until such time as Ameren makes a showing that the competitive harm from the merger has been otherwise mitigated, and that any mitigation was not already planned./37/ Furthermore, we rely on Applicants' commitment that EEInc/KU will be able to receive up to 20 percent of the Joppa Facility's output in our finding of no harm to competition.

51. A number of Aquila's arguments are built on the assumption that Applicants should have assigned control of the capacity associated with the Base PPAs to Illinois Power rather than Dynegy. For example, Aquila's contention that the relevant geographic market should be Ameren and Illinois Power rather than the individual control area would only be relevant if the capacity were assigned to Illinois Power. Since we reject that argument, we also reject arguments that rely on that assumption.

         iv.   VERTICAL COMPETITIVE ANALYSIS
               -----------------------------


----------
    36  MJMUEC Answer at 25.

    37 Applicants proposed making such a showing as one of the three options to trigger the end of the mitigation. See Testimony of Craig D. Nelson, Application, Appendix 6 at 6.

Docket No. EC04-81-000                                                   -20-


52. Applicants address the effect of combining their transmission and generation assets. They state that all of Ameren's operating companies have either become members or are seeking to become members of the Midwest ISO, a Commission-approved regional transmission organization (RTO). Furthermore, Applicants commit that Illinois Power will join the Midwest ISO before the consummation of the transaction./38/ Applicants conclude that the combination of transmission and generation assets will not harm competition because it will be impossible for any of the Ameren operating companies to use their transmission facilities to disadvantage their competitors in wholesale electricity markets. /39/ The Midwest ISO will have operational control of, and be the transmission provider for, Applicants' transmission facilities.

53. Applicants also address the effect of combining their natural gas distribution and generation assets. Applicants' witness, Rodney Frame, states that both Ameren and IP own local gas distribution networks. Mr. Frame states that only Dynegy's gas-fired generators in the Illinois Power control area are served by Illinois Power. He also states that there are numerous interstate natural gas pipelines that traverse the Ameren and Illinois Power service territories./40/ Mr. Frame argues that a vertical competitive analysis is not required to show that the transaction would not harm competition because: 1) Ameren and IP provide de minimis gas inputs in relevant markets; and 2) assigning control of the one plant that is served by Applicants' gas distribution assets to Ameren would actually deconcentrate the market because Dynegy has a larger market share than Ameren in the relevant downstream market.

PROTESTS
--------

54. Aquila asserts that Applicants should attribute approximately 473 MW of Dynegy Midwest's natural gas-fired generating capacity to Illinois Power in the DPT, because Illinois Power controls the gas distribution lines serving these facilities. In addition, Aquila asserts that Ameren's participation in the Midwest ISO will not alleviate all transmission-related market power concerns.


----------
    38  Application at 3.

    39  Application at 30.

    40  Frame Testimony at 60.

Docket No. EC04-81-000                                                   -21-


APPLICANTS' RESPONSE
--------------------

55. Applicants state that Illinois Power cannot use its gas assets to control Dynegy Midwest's generating units. Illinois Power operates its gas distribution business under the laws and regulations of the State of Illinois and the oversight of the ICC. Illinois Power's state-jurisdictional gas tariff provides nonresidential gas customers - including Dynegy Midwest - open access to third-party suppliers over Illinois Power's natural gas distribution system, and this tariff can only be changed with the consent of the ICC. The delivery of such gas over Illinois Power's gas distribution system - regardless of supplier
- is thus guaranteed, and Illinois Power has no ability to withhold gas supply or increase gas prices to exercise control over Dynegy Midwest's gas-fired generating units./41/

56. Applicants assert that participation in the Midwest ISO will indeed eliminate any vertical market power concerns relating to the combination of generation and transmission assets by eliminating any ability Ameren would have to use its transmission to harm competition.

COMMISSION DETERMINATION
------------------------

57. Applicants have shown that combining their transmission and generation assets will not harm competition. As noted by Applicants, all of Ameren's operating companies have either become members or are seeking to become members of the Midwest ISO. As we have stated in numerous orders, we believe that turning over operational control of transmission assets to a Commission-approved RTO mitigates vertical market power relating to generation and transmission. That is the case here. Applicants will not have the ability to use their transmission assets to harm competition in wholesale electricity markets. In making this finding, we condition our approval of the Application on Applicants' commitment that Illinois Power will join the Midwest ISO before the consummation of the transaction.

58. Applicants have shown that combining their natural gas transportation and generation assets will not harm competition. In the Ameren market, Applicants provide de minimis inputs to electricity production. In the Illinois Power market, Applicants do provide inputs to generation, providing natural gas for 473 MW of generation in an approximately 9,000 MW market, but the natural gas is provided under the Illinois state-jurisdictional tariff for local gas distribution companies. That tariff cannot be changed without the approval of


----------
    41  Applicants' Answer at 22.

Docket No. EC04-81-000                                                   -22-


the ICC; thus, Applicants would not be able to harm competition by raising rivals' costs or foreclosing competitors without the knowledge of the ICC./42/ Moreover, no intervenor has presented evidence contradicting Applicants' assertion that there is competition in the upstream delivered natural gas market.

         v.   VERTICAL FORECLOSURE ARGUMENTS
              ------------------------------

PROTESTS
--------

59. Aquila and other protesters argue that Ameren may have underpaid for Illinois Power in return for paying above-market prices to Dynegy in the PPAs, the costs of which they could presumably pass on to customers. In addition, Aquila's witness, Dr. Roach, argues that the non-price terms of the Base PPA may have excluded potential suppliers. Dr. Roach asserts that the prices in the PPAs appear to be four to six percent above the Into-Cinergy forward prices for 2005 and 2006, indicating that Ameren will be able to exercise market power through the PPAs. He concludes that competition in the Illinois wholesale market could be harmed because suppliers, who do not have a fair chance to compete, would lose confidence in the market. He states that Illinois Power should have an open and competitive solicitation for the 2,800 MW of energy and capacity under the Base PPAs to show that the transaction does not harm competition./43/ He states that Ameren's ability to execute the Base PPA as a part of the acquisition gives Ameren an unfair advantage when competing to acquire companies, which is a source of vertical market power that the Commission must investigate. Aquila argues that, given the lack of a transparent competitive solicitation process, a hearing is necessary to determine whether the PPAs, which are an integral part of the merger, will harm competition.

APPLICANT'S RESPONSE
--------------------

60. Applicants assert that Aquila fails to explain how the Base PPAs as part of the acquisition give Ameren an unfair advantage when competing to acquire Illinois Power and facilitate the exercise of vertical market power.

COMMISSION DETERMINATION
------------------------


----------
    42  Applicants' Answer at 13.

    43  Roach testimony at 30.

Docket No. EC04-81-000                                                   -23-


61. The Commission recognizes Aquila's argument that mergers and long-term PPAs may serve as vehicles for vertical foreclosure. This is because mergers and long-term PPAs can increase the ability and incentive for the utility to impede rivals' access to wholesale customers, e.g., by erecting entry barriers or dispatching the system to block transmission access to wholesale customers. The Commission is especially concerned where the acquiring firm is also the monopoly transmission provider and the dominant wholesale electricity customer in the market. However, that is not the case here, for a number of reasons. First, Ameren is a member of the Midwest ISO, and Illinois Power will be a member by the time of consummation of the merger. Thus, Ameren will not have an increased ability to use transmission to foreclose competitors from the market. Second, Dynegy will remain a viable competitor in the region's wholesale markets: the PPAs are for two years, during which Dynegy will still be able to participate in the wholesale market, and when they expire, many competitors (including Dynegy) will have the opportunity to compete to serve Illinois Power's load. Finally, for 2007 and beyond, Illinois Power's retail load obligations will be served through a competitive bidding process that will ensure that competitors are not foreclosed. Moreover, we note that Illinois is under a retail rate freeze through 2006./44/ The PPAs are for 2005 and 2006, so there will be no time when they are in effect and Illinois is not under a retail rate freeze. Therefore, Illinois Power would be unable to pass any inflated power purchase costs onto customers. This eliminates Applicants' incentive to engage in regulatory evasion though the PPAs. The Commission finds that Applicants have shown that the PPAs do not serve as a vehicle for vertical foreclosure in this case.

    B.  EFFECT ON RATES
        ---------------

62. Applicants state that the transaction will not adversely affect the wholesale rates of any customer. First, they state that no wholesale rates will be affected, because all of Ameren's customers are charged market-based rates that will not be affected by the seller's cost of service and, thus, will not be affected by the IP Sale./45/ Finally, Ameren commits to hold transmission customers harmless from any increase in the Commission-jurisdictional transmission rates that results from the IP Sale for a period of five years to


----------
    44 The Illinois Customer Choice and Rate Relief Law of 1997, 220 Ill. Comp. Stat. Ann. 5/16-101 (2004), froze retail rates through the end of 2004, and the freeze was extended through the end of 2006.

    45  Application at 31.

Docket No. EC04-81-000                                                   -24-


the extent that such costs exceed savings related to the IP Sale./46/

PROTESTS
--------

63. MJMEUC requests clarification as to whether Applicants' hold harmless commitment protects only transmission customers in the Illinois Power zone or whether it also covers transmission customers in the AmerenUE and AmerenCIPS zone.

64. A number of protestors argue that Applicants' hold harmless commitment should extend beyond the IP Sale to cover the Midwest ISO Transfer as well. ADM states that it should not have to bear any of the costs of the Midwest ISO Transfer. It states that Applicants should not be able to "selectively apply their offered protections"/47/ and that both the IP Sale and the Midwest ISO Transfer are "transaction-related events to which ADM must be held harmless." /48/

65. Missouri Office of the Public Counsel (MOPC) requests that the Commission not approve the transaction without a condition that requires Ameren to protect AmerenUE's current entitlement to the 40 percent share of the EEInc capacity and output from the Joppa Facility. MOPC notes that Applicants commit to protect EEInc/KU from being frozen out from its 20 percent share of the output of the Joppa Facility, but AmerenUE has no such protection, and AmerenUE's ratepayers, who have supported Ameren's investment in EEInc, should have access to the low-cost power from the Joppa Facility.

APPLICANTS' RESPONSE
--------------------

66. Applicants clarify that the hold harmless commitment extends to all customers in the IP and Ameren operating company zones./49/ Regarding MOPC's request that Applicants commit that AmerenUE's current 40 percent entitlement to the output of the Joppa Facility be preserved, Applicants argue that this is a state retail ratemaking issue that will be addressed by the Missouri Commission.


----------
    46  Id. at 32.

    47  ADM Protest at 9.

    48  Id. at 10.

    49  Applicants' Answer at 42.

Docket No. EC04-81-000                                                   -25-


67. Applicants respond to ADM's protest by stating that: 1) the hold harmless commitment is consistent with other commitments recently accepted by the Commission in Tucson Electric Power Company,/50/ Consolidated Edison,/51/ and Northwest Natural Gas,/52/ where the Commission found that the hold harmless commitment did not need to take the form of a rate freeze and did not need to cover RTO-related costs. Applicants further state that when the Commission approved Appendix O of the Midwest ISO tariff, the rates of certain transmission owners increased, while the rates of others decreased, so the Commission has recognized that even in cases where some customers' rates increase, countervailing benefits can allow for a finding of no adverse effect on rates.

COMMISSION DETERMINATION
------------------------

68. The Commission finds that Applicants have shown that the IP Sale will not adversely affect wholesale rates. We rely on Applicants' hold harmless commitment. Regarding MOPC's request that Applicants commit that AmerenUE's current entitlement to the output of the Joppa Facility be preserved, we agree with Applicants that the issue is under the state's jurisdiction. The Missouri Commission has intervened in the proceeding but has not filed comments or a protest. Regarding RTO-related costs and effects on rates, we have stated in a number of cases that we believe RTOs are pro-competitive and will result in significant benefits to customers. The addition of Illinois Power to the Midwest ISO will significantly reduce seams, which will further enhance competition and reduce rates. As we stated in International Transmission Company:

    Although the Commission recognizes that rates as well as compensation for losses may differ according to the RTO which encompasses a given utility's facilities, the Commission must balance competing considerations in approving the boundaries and scope of RTOs. While some transmission customers may incur a higher rate for service in their local area and their transactions may be assigned larger losses, the formation of RTOs would result in a significant reduction, if not elimination, of rate pancaking for these same customers for transactions covering greater distances or traversing multiple transmission providers' systems. Their competitive options have also increased in comparison to the circumstances before RTO


----------
    50  103 FERC P. 62,100 (2003).

    51  91 FERC P. 61,225 at 61,825-6 (2000), reh'g denied 94 FERC P.  61,079
(2001).

    52  98 FERC P. 61,134 (2002).

Docket No. EC04-81-000                                                   -26-


    formation./53/

    C.   EFFECT ON REGULATION
         --------------------

69. Applicants state that the IP Sale will not adversely affect regulation. They state that the transfer will not result in the formation a new holding company under the PUHCA that would preempt the Commission's jurisdiction. They note that Ameren is already a registered holding company under PUHCA, and Ameren's operating companies along with Illinois Power commit to follow the Commission's policies on the pricing of non-power goods and services between affiliates./54/ Applicants state the IP Sale will not adversely affect state regulation. They state that the IP Sale requires the approval of the ICC and that after the transfer is complete, Illinois Power will remain under the jurisdiction of the ICC.

COMMISSION DETERMINATION
------------------------

70. Applicants have shown that the IP Sale will not adversely affect regulation. As noted in the application, the transfer will not result in the creation of a new holding company system that would shift jurisdiction from the Commission to the SEC. Applicants have committed to abide by the Commission's policies on the pricing of non-power goods and services between affiliates./55/ Furthermore, the IP Sale will not impair the ability of any state commission to regulate any of the Applicants. No state commission has protested the IP Sale.

    D.  MERGER ACCOUNTING
        -----------------

71. The Applicants have entered into a Stock Purchase Agreement under which Ameren Corporation (Ameren) will acquire all of the outstanding common stock of Illinois Power and 73 percent of Illinois Power's outstanding preferred stock held by Illinova Corporation, as well as Illinova Generating's 20 percent interest in Electric Energy, Inc. for $2.3 billion.


----------
    53  International Transmission Company at 62,538.

    54  Section 203 Application at 33.

    55  See Ohio Power Co. v. FERC, 954 F.2d 779 (D.C. Cir. 1992).

Docket No. EC04-81-000                                                   -27-


72. The Applicants propose to account for the merger using the "purchase" method of accounting. In addition, the applicants intend to use push down accounting to reflect the acquisition on Illinois Power's books and records.

COMMISSION DETERMINATION
------------------------

73. The Applicants' proposed accounting generally appears to comply with the Commission's accounting requirements./56/ However, the Commission cannot determine whether the proposed accounting complies with the Uniform System of Accounts' requirements in all aspects of the transaction, as it is unclear from the filing as to the basis of assigning the values to the items pushed down to Illinois Power. Accordingly, the Commission directs the Applicants to submit complete details of all merger-related accounting entries, along with appropriate narrative explanations describing the basis for the entries in their proposed accounting for the merger within 60 days of the date on which the merger is consummated.

    E.   MIDWEST ISO TRANSFER
         --------------------

74. Applicants also request Commission authorization under section 203 of the FPA for Illinois Power to transfer operational control of its transmission facilities to the Midwest ISO (the Midwest ISO Transfer). Applicants note that pursuant to Atlantic City,/57/ no prior Commission authorization is required for Illinois Power to transfer functional control of its transmission facilities to the Midwest ISO. However, Applicants state that, because the Midwest ISO tariff requires that transmission-owning members receive section 203 authorization for the transfer of operational control of transmission facilities to the Midwest ISO, Applicants request such authorization./58/ Applicants have shown that the Midwest ISO Transfer will not adversely affect competition, rates, or regulation and therefore satisfies the Commission's standards for section 203 approval. Therefore, the Commission finds that this satisfies the provisions of the Midwest ISO tariff.

----------
    56  18 C.F.R. Part 101 (2004).

    57  295 F.3d 1 (D.C. Cir. 2002).

    58 Citing Midwest ISO Tariff ss. 1.62; Midwest ISO Owners Agreement, Appendix G, Recital A, Original Sheet No. 203.

Docket No. EC04-81-000                                                   -28-


IV. THE POWER PURCHASE AGREEMENTS - DOCKET NOS. ER04-673-000
    --------------------------------------------------------

APPLICANTS' POSITION
--------------------

75. The Applicants assert that the Commission should find that the new PPAs do not raise any of the issues with which the Commission has expressed concern regarding affiliate transactions, because Ameren negotiated the proposed agreements with Dynegy on behalf of Illinois Power at arms'-length. Applicants state that the new PPAs were negotiated by representatives of Dynegy Power and Dynegy Midwest who advocated their companies' interests, while representatives of Ameren negotiated on behalf of the interests of Illinois Power, as its future owner. Therefore, Applicants assert, the new PPAs are actually non-affiliate market-based rate transactions that do not need to meet the requirements outlined in the Edgar order. Applicants also point out that Illinois Power's retail customers are currently subject to a rate freeze, pursuant to the Electric Service Customer Choice and Rate Relief Law of 1997 (Illinois Restructuring Act),/59/ and that the new PPAs' terms do not extend past the expiration of the rate freeze. Also, Illinois Power does not provide traditional requirements service to any wholesale customers and does not have any wholesale power contracts with fuel adjustment clauses. Applicants explain that these are the same customer protection provisions that the Commission relied upon when it approved the original affiliate agreement between Dynegy Midwest and Illinois Power./60/

76. The Applicants state that Dynegy Midwest will provide Illinois Power with black start generation service to re-energize the transmission grid following a widespread failure. Specifically, Dynegy Midwest would provide black start service to Illinois Power for purposes of re-energizing and restoring the Illinois Power transmission and distribution system following a system-wide blackout on the Illinois Power System. According to the Applicants, Illinois Power will pay Dynegy Midwest based on a formula including: 1) actual costs of


----------
    59  220 Ill. Comp. Stat. Ann. 5/16-101 (2004).

    60  Illinova Power Marketing, Inc., 88 FERC P.  61,189 (1999).


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Docket No. EC04-81-000                                                   -29-


start-up; 2) annual personnel training costs; and 3) fuel storage and carrying costs.


PROTESTS
--------

77. Aquila alleges that the new PPAs create a potential for self-dealing among Illinois Power, Dynegy Midwest, and Dynegy Power. For this reason, according to Aquila, the Commission should treat the agreements as affiliate transactions that fail to satisfy the conditions set forth in the Edgar order, because they provide no evidence to establish that Illinois Power, as the buyer, has chosen the lowest cost supplier. Aquila states that it compared the prices in the new PPAs with prevailing market prices and found that Illinois Power has not chosen the lowest cost non-affiliated supplier, but rather has elected to pay above-market prices under the new PPAs. Aquila asserts that, while it does not oppose the merger, there are fundamental flaws in the Application that require further investigation./61/

COMMISSION DETERMINATION
------------------------

78. In evaluating the PPAs, the Commission must assure that customers do not pay excessive rates and that there is no long-term harm to the wholesale competitive market because of affiliate preference./62/ In this case, we are satisfied that the PPAs do not involve affiliate abuse. Because Illinois Power has no traditional cost based rates with fuel adjustment clauses for wholesale customers and because retail rates are frozen for the duration of the PPAs contract terms, we find that Ameren and Illinois Power have no ability to recover any premium that may be included in the PPA rates from Illinois Power's wholesale or retail customers. Therefore, Ameren and Illinois Power have no incentive to overpay for the PPAs and evade regulation, which, as noted by Aquila, would indeed harm competition. Moreover, the term of the PPAs is only the two-year transition period until Illinois Power will purchase the capacity

----------
    61  Aquila Protest at 4.

    62 See, e.g., Edgar, 55 FERC at 62,127-28; Southern California Edison Company, on behalf of Mountainview Power Company, LLC, 106 FERC P. 61,183 at P 58-59 (2004), reh'g pending.

Docket No. EC04-81-000                                                   -30-


and energy for its retail customers through a competitive solicitation process. While the terms of the contracts have changed to confer operational control of the capacity to Dynegy, the PPAs are largely a continuation of the existing arrangement between Dynegy and Illinois Power.


Accordingly, we will accept the new PPAs for filing. In addition, the Commission will accept the Black Start Agreement, because black start service is important for restarting the transmission system after a failure, and because the agreement itself is based on actual costs.

V.  REQUEST FOR MARKET BASED RATES FOR ANCILLARY SERVICES
    -----------------------------------------------------

79. The Commission will conditionally grant Dynegy Midwest and Dynegy Power's request to sell ancillary services at market-based rates. Dynegy Midwest and Dynegy Power have agreed to the conditions and limitations on engaging in sales of ancillary services at market-based rates pursuant to Avista Corporation./63/ The Avista order states that third party ancillary service sellers that cannot perform a market power study should be allowed to sell ancillary services at flexible rates, but only in conjunction with a requirement that such third parties establish an Internet-based OASIS-like site for providing information about and transacting ancillary services. Avista also specified three situations that prohibit the sale of ancillary services at market based rates./64/ However,


----------
    63  87 FERC P.  61,223 (1999); order on rehg, 89 FERC P.  61,136 (1999).

    64 The Commission will not apply the Avista policy to sales of ancillary services by a third-party supplier in the following situations: 1) the approach will not apply to sales to a regional transmission organization (RTO) such as an independent system operator (ISO) or Transco, i.e., where the RTO has no ability to self-supply ancillary services but instead depends on third parties; 2) to address affiliate abuse concerns, the approach will not apply to sales to a traditional, franchised public utility affiliated with the third-party supplier, or to sales where the underlying transmission service is on the system of the public utility affiliated with the third-party supplier; and 3) the approach will not apply to sales to a public utility who is purchasing ancillary services to satisfy its own open access transmission tariff requirements to offer ancillary services to its own customers (the Commission is open, however, to considering requests for market-based rates in such circumstances on a case-by-case basis). Id. at 61,883 n. 12.

Docket No. EC04-81-000                                                   -31-


in their filing, Dynegy Midwest and Dynegy Power did not submit any tariff sheets incorporating the required conditions. Therefore, we will grant the request, subject to Dynegy Midwest and Dynegy Power making a compliance filing submitting revised tariff sheets incorporating all of the conditions outlined in the Avista order.

VI. THE INTERIM PPA - DOCKET NO. ER04-711-000
    -----------------------------------------

80. The Commission accepts for filing the Interim PPA for the same reason it accepts the new PPAs in Docket No. ER04-673-000.

The Commission orders:
----------------------

    After consideration, the Commission finds that the proposed transactions are consistent with the public interest and are authorized, subject to the following conditions:

    (1) Applicants' request for authorization under section 203 for the disposition of jurisdictional facilities is hereby granted, subject to Ameren's consent to the conditions, as discussed in the body of this order.

    (2) The proposed transactions are authorized, upon the terms and conditions and for the purposes set forth in the application;

    (3) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission;

    (4) The authorizations to sell ancillary services at market based rates requested by Dynegy Midwest and Dynegy Power are granted subject to the condition that they submit revised tariff sheets within 30 days of the date of this order incorporating all of the conditions outlined in the Avista order, as discussed in the body of this order;

    (5) The Commission directs the Applicants to submit their proposed final accounting within 60 days after the merger is consummated. The accounting submission should provide all merger-related accounting entries, along with appropriate narrative explanations describing the basis for the entries, as discussed in the body of this order;

    (6) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

Docket No. EC04-81-000                                                   -32-


    (7) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

    (8) Applicants shall notify the Commission within 10 days of the date that the transaction has been consummated.

By the Commission.

( S E A L )
                                                    Linda Mitry,
                                                 Acting Secretary.